FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Verneuille, Janet T.	2. Issuer Name and Ticker or Trading Symbol Bridge Bancorp, Inc. BDGE		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give title below) [_] Other (specify below) Sr. Vice President and CFO
(Last) (First) (Middle) 1103 Millstone Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year 04/04/03
(Street) Sag Harbor, NY 11963		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common (Restricted *#@^)								1,080	D
Common								2,352	D
Common								854 (1)	I	Husband
Common	4/4/03		G	V	395 (1)	D		0	I	Self and Husband Joint Tenants
Common								138	I	Self and Son Joint Tenants
Common								138	I	Self and Daughter Joint Tenants
Common								138	I	Self and Daughter Joint Tenants

(1) Represents transfer of shares from from Mrs. Verneuille and her Husband, Thomas, jointly, to her Husband, individually.

* On January 24, 2000, 540 Shares were awarded under the Equity Incentive Plan, of which, 180 vested on January 15, 2001 and 180 vesting on each anniversary thereafter conditioned on continued service at the time of vesting. Of the 180 shares vested on January 15, 2001, 60 shares are included in the directly owned common stock above, and an additional 120 shares are included in the beneficially owned common stock above. Of the 180 shares vested on January 15, 2002, 60 shares are included in the directly owned common stock above, and an additional 120 shares are included in the beneficially owned common stock above. Of the 180 shares vested on January 15, 2003, 60 shares are included in the directly owned common stock above, and an additional 120 shares are included in the beneficially owned common stock above.

# On January 17, 2001, 540 Shares were awarded under the Equity Incentive Plan, vesting 180 on January 17, 2002 and 180 on each anniversary thereafter conditioned on continued service at the time of vesting. Of the 180 shares vested on January 17, 2002, 60 shares are included in the directly owned common stock above, and an additional 120 shares are included in the beneficially owned common stock above. Of the 180 shares vested on January 17, 2003, 60 shares are included in the directly owned common stock above, and an additional 120 shares are included in the beneficially owned common stock above.

@ On January 16, 2002, 540 Shares were awarded under the Equity Incentive Plan, vesting 180 on January 16, 2003 and 180 on each anniversary thereafter conditioned on continued service at the time of vesting. Of the 180 shares vested on January 16, 2003, 60 shares are included in the directly owned common stock above, and an additional 120 shares are included in the beneficially owned common stock above.

^ On January 15, 2003, 540 Shares were awarded under the Equity Incentive Plan, vesting 180 on January 15, 2004 and 180 on each anniversary thereafter conditioned on continued service at the time of vesting.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB control Number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options													10,500	D

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Janet T. Verneuille **Signature of Reporting Person	04/04/03 Date
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